SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)*

                              METAL MANAGEMENT INC.
 -------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
 -------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    591097209
 -------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  JOEL M. FRANK
                                OZ MANAGEMENT, LP
                         9 WEST 57TH STREET, 39TH FLOOR
                               NEW YORK, NY 10019
                                  212-790-0000

  ----------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                JANUARY 29, 2008
  -----------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 591097209               Schedule 13D                Page 2 of 11 Pages

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

       OZ Management, LP
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions)

       OO. See Item 3.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------
NUMBER OF                 7.    Sole Voting Power
SHARES
BENEFICIALLY                    1,497,924
OWNED BY
EACH
REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                          8.    Shared Voting Power

                                0
--------------------------------------------------------------------------------
                          9.    Sole Dispositive Power

                                1,497,924
--------------------------------------------------------------------------------
                          10.   Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,497,924
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                     [ ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       5.73%
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
       IA
--------------------------------------------------------------------------------

CUSIP No. 591097209               Schedule 13D                Page 3 of 11 Pages


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

       Och-Ziff Holding Corporation
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions)

       OO. See Item 3.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------
NUMBER OF                 7.    Sole Voting Power
SHARES
BENEFICIALLY                    1,497,924
OWNED BY
EACH
REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                          8.    Shared Voting Power

                                0
--------------------------------------------------------------------------------
                          9.    Sole Dispositive Power

                                1,497,924
--------------------------------------------------------------------------------
                          10.   Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,497,924
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       5.73%
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

CUSIP No. 591097209               Schedule 13D                Page 4 of 11 Pages


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

       Och-Ziff Capital Management Group LLC
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions)

       OO. See Item 3.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------
NUMBER OF                 7.    Sole Voting Power
SHARES
BENEFICIALLY                    1,536,221
OWNED BY
EACH
REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                          8.    Shared Voting Power

                                0
--------------------------------------------------------------------------------
                          9.    Sole Dispositive Power

                                1,536,221
--------------------------------------------------------------------------------
                          10.   Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,536,221
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       5.88%
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
       OO
--------------------------------------------------------------------------------

CUSIP No. 591097209               Schedule 13D                Page 5 of 11 Pages


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

       Daniel S. Och
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions)

       OO. See Item 3.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------
NUMBER OF                 7.    Sole Voting Power
SHARES
BENEFICIALLY                    1,536,221
OWNED BY
EACH
REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                          8.    Shared Voting Power

                                0
--------------------------------------------------------------------------------
                          9.    Sole Dispositive Power

                                1,536,221
--------------------------------------------------------------------------------
                          10.   Shared Dispositive Power

                                0
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,536,221
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       5.88%
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions)
       IN
--------------------------------------------------------------------------------

CUSIP No. 591097209               Schedule 13D                Page 6 of 11 Pages


ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares (the "Shares") of common stock, $0.01 par value (the "Common Stock"), of Metal Management Inc. (the "Issuer"). The principal executive office of the Issuer is located at 325 N. LaSalle Street, Suite 550, Chicago, Illinois 60610.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

        (i) OZ Management LP ("OZ"), a Delaware limited partnership, serves as principal investment manager to a number of investment funds and discretionary accounts (the "Accounts) with respect to the Shares reported in this Schedule 13D.

        (ii) Och-Ziff Holding Corporation ("OZHC"), a Delaware corporation, serves as the general partner of OZ, with respect to the Shares reported in this Schedule 13D managed by OZ and held by the Accounts.

        (iii) Och-Ziff Capital Management Group LLC ("OZM"), a Delaware limited liability company, is a holding company which owns 100% of OZHC and Och-Ziff Holding LLC, a Delaware limited liability company, which serves as the general partner of another investment fund with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13D.

        (iv) Daniel S. Och is the Chief Executive Officer of OZHC and OZM, with respect to the Shares reported in this Schedule 13D managed by OZ and held by the Accounts.

(b) The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

(c) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(e) The citizenship of OZ, OZHC, and OZM is set forth above. Daniel S. Och is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $77,388,533.09 million (including brokerage commissions). All funds to acquire the Shares were provided from capital of the Accounts.

The Shares reported herein were acquired by the Reporting Persons for investment purposes and not with a view towards changing or influencing control of the Issuer. The Issuer has entered into an Agreement and Plan of Merger with Sims Group Ltd., dated September 24, 2007. Since some of the Shares were acquired following the public announcement of the merger agreement, under interpretations of the Staff of the

CUSIP No. 591097209               Schedule 13D                Page 7 of 11 Pages


Securities and Exchange Commission, the Reporting Persons may be deemed to have acquired the Shares in connection with the proposed merger.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 26,141,746 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2007.

       As of the date of this filing:

        (i) OZ and OZHC may be deemed to beneficially own 1,497,924 shares of Common Stock, constituting approximately 5.73% of the shares of Common Stock outstanding.

        (ii) OZM and Mr. Och may be deemed to beneficially own 1,536,221 shares of Common Stock, constituting approximately 5.88% of the shares of Common Stock outstanding

(b) Sole voting and dispositive powers of the Reporting Persons:

        (i) OZ and OZHC have sole voting and dispositive powers over the 1,497,924 Shares reported herein.

        (ii) OZM as the sole shareholder of both OZHC and Och-Ziff Holding LLC and may be deemed to control voting and dispositive power over the 1,536,221 Shares reported herein.

        (iii) Mr. Och, as Chief Executive Officer of OZM may be deemed to control voting and dispositive power over the 1,536,221 Shares reported herein.

(c) Information concerning transactions in the Shares during the past sixty days effected by the Accounts for which the Reporting Persons have management and discretionary authority is set forth in Schedule I hereto and is incorporated herein by reference.

(d) No person other than the Accounts of OZ has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of the securities being reported herein.

(e) Not applicable.

CUSIP No. 591097209               Schedule 13D                Page 8 of 11 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock, the relative value of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Common Stock may be included, or a combination of any of the foregoing. These contracts will not give the Reporting Persons direct or indirect voting, or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

1. Joint Acquisition Statement Pursuant to Rule 13d-1(k).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008


                                        /s/ Daniel S. Och
                                        -----------------------------------
                                        OZ MANAGEMENT LP
                                        By Och-Ziff Holding Corporation,
                                        its general partner;
                                        By Daniel S. Och
                                        Chief Executive Officer



                                        /s/ Daniel S. Och
                                        -----------------------------------
                                        Och-Ziff Holding Corporation
                                        By Daniel S. Och
                                        Chief Executive Officer


                                        /s/ Daniel S. Och
                                        -----------------------------------
                                        Och-Ziff Capital Management Group LLC
                                        By Daniel S. Och
                                        Chief Executive officer and
                                        Executive Managing Director and




                                        /s/ Daniel S. Och
                                        -----------------------------------
                                        Daniel S. Och

                                   SCHEDULE I
               TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS
     Unless otherwise indicated, each of the transactions described below was effected for cash on the New York Stock Exchange.

       Date            Purchase / Sale     Number of Shares    Price per Share
-------------------  -------------------  ------------------  ------------------
          12/4/2007  Purchase                         29,300              $44.11
          12/4/2007  Purchase                         13,200              $44.46
          12/4/2007  Purchase                          1,298              $44.49
          12/5/2007  Purchase                         14,045              $45.13
          12/5/2007  Purchase                         53,000              $45.14
          12/6/2007  Purchase                         15,949              $46.96
          12/7/2007  Purchase                         62,000              $48.62
          12/7/2007  Purchase                         48,851              $48.62
         12/10/2007  Purchase                         54,562              $49.82
         12/10/2007  Purchase                         19,953              $50.02
         12/19/2007  Purchase                         14,117              $45.71
           1/2/2008  Purchase                         61,452              $45.00
          1/17/2008  Purchase                         50,000              $45.40
          1/23/2008  Purchase                         14,600              $43.12
          1/23/2008  Purchase                         10,400              $43.90
          1/23/2008  Purchase                         31,500              $44.93
          1/28/2008  Purchase                         14,000              $48.17
          1/29/2008  Purchase                         36,500              $49.83
          1/29/2008  Purchase                         48,500              $49.87
          1/30/2008  Purchase                         12,000              $48.72
          1/30/2008  Purchase                         17,500              $48.96
          1/30/2008  Purchase                         25,000              $48.97
          1/10/2008  Sale                            -44,500              $44.79
          1/23/2008  Sale                             -6,500              $44.04
          1/25/2008  Sale                            -14,000              $48.93
          1/28/2008  Purchase                         14,000              $48.17
          1/29/2008  Purchase                         36,500              $49.83
          1/29/2008  Purchase                         48,500              $49.87
          1/30/2008  Purchase                         12,000              $48.72
          1/30/2008  Purchase                         17,500              $48.96
          1/30/2008  Purchase                         25,000              $48.97
          1/31/2008  Purchase                         10,000              $49.63
           2/1/2008  Purchase                         25,000              $50.59
           2/4/2008  Purchase                         75,000              $51.05
           2/5/2008  Purchase                         40,000              $50.52

EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others, except to the extent that he or it know or has reason to believe that such information is inaccurate.

Dated: February 8, 2008


                                        /s/ Daniel S. Och
                                        -----------------------------------
                                        OZ MANAGEMENT LP
                                        By Och-Ziff Holding Corporation,
                                        its general partner;
                                        By Daniel S. Och
                                        Chief Executive Officer



                                        /s/ Daniel S. Och
                                        -----------------------------------
                                        Och-Ziff Holding Corporation
                                        By Daniel S. Och
                                        Chief Executive Officer



                                        /s/ Daniel S. Och
                                        -----------------------------------
                                        Och-Ziff Capital Management Group LLC
                                        By Daniel S. Och
                                        Chief Executive officer and
                                        Executive Managing Director and





                                        /s/ Daniel S. Och
                                        -----------------------------------
                                        Daniel S. Och